Acquisition of Leukine(R) completed

Berlin, July 18, 2002 - Schering AG (FSE: SCH, NYSE: SHR) announced today that the purchase of Leukine(R) (sargramostim), an infection-fighting, white-blood cell stimulant based on the growth factor GMCSF, which is used in hematological oncology, has been completed. The product was divested by Immunex as part of its merger with Amgen.

"The acquisition of Leukine(R) provides us with a substantial existing business and enhances Schering's already strong position in oncology," said Dr Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "In addition, the acquisition provides additional growth opportunities through the rights to a Phase II development project for the use of Leukine(R) in Crohn's disease, which could have significant market potential."

The purchase price for the transaction is US $380 million. In addition, the transaction envisages two further payments if certain milestones are reached in the development of Leukine(R) for Crohn's disease and in the attainment of certain sales targets.

END

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control&Hormone Therapy, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, Tel.: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, Tel.: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Florian Boehle, Tel.: +49-30-468 114 32, florian.boehle@schering.de

Your contacts in the US:
Media Relations: Jane Kramer, Tel: +1-973-487 2246, jane_kramer@berlex.com Investor Relations: Joanne Marion, Tel: +1-973-87 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng